THIS DOCUMENT IS A COPY OF AMENDMENT NO. 2 TO SCHEDULE 13G, FILED WITH RESPECT TO THERMO INSTRUMENT SYSTEMS INC. (CUSIP NO. 883559106) BY THERMO ELECTRON CORPORATION ON FEBRUARY 14, 1995.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

               (Pursuant to Rule 101(a)(2)(ii) of Regulation S-T,
                   this Amendment No. 2 restates the original
                        Schedule 13G to which it relates)

                         Thermo Instrument Systems Inc.
         --------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    883559106
                        --------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

CUSIP No. 883559106                    13G                    Page 2 of 7 Pages


      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Thermo Electron Corporation
             IRS No. 04-2209186

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [   ]
                                                              (b) [ x  ]


      3      SEC USE ONLY




      4      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware



                 5    SOLE VOTING POWER
  NUMBER OF
                        44,343,870 (including 300,150 shares issuable upon
    SHARES              conversion by Thermo Electron Corporation of a 7%
                        Subordinated Convertible Note due 1996 and 4,409,449
 BENEFICIALLY           shares issuable upon conversion by Thermo Electron
                        Corporation of a 3 3/4% Senior Convertible Note due
   OWNED BY             2000)

     EACH        6    SHARED VOTING POWER

   REPORTING          0

  PERSON WITH

                 7    SOLE DISPOSITIVE POWER

                        44,343,870 (including 300,150 shares issuable upon conversion by Thermo Electron Corporation of a 7% Subordinated Convertible Note due 1996 and 4,409,449 shares issuable upon conversion by Thermo Electron Corporation of a 3 3/4% Senior Convertible Note due
                        2000)

                 8    SHARED DISPOSITIVE POWER

                      0
PAGE

CUSIP No. 883559106                    13G                    Page 3 of 7 Pages

      9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               44,343,870 (including 300,150 shares issuable upon conversion by Thermo Electron Corporation of a 7% Subordinated Convertible Note due 1996 and 4,409,449 shares issuable upon conversion by Thermo Electron Corporation of a 3 3/4% Senior Convertible Note due
               2000)


      10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*




      11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             85.0%


      12     TYPE OF REPORTING PERSON *

             CO
PAGE

CUSIP No. 883559106                   13G                     Page 4 of 7 Pages


Item 1:
- -------

     (a)  Name Of Issuer:
          ---------------

          Thermo Instrument Systems Inc., a Delaware corporation (the
          "Company").

     (b)  Address Of Issuer's Principal Executive Office:
          -----------------------------------------------

          The principal executive office of the Company is located at 504 Airport Road, Santa Fe, New Mexico 87504-2108.

Item 2:
- -------

     (a)  Name Of Person Filing:
          ----------------------

          This statement is filed by Thermo Electron Corporation, a Delaware corporation.

     (b)  Address Of Principal Business Office:
          -------------------------------------

          The executive offices of Thermo Electron Corporation are located at 81 Wyman Street, Waltham, Massachusetts 02254.

     (c)  Citizenship:
          ------------

          Thermo Electron Corporation is a Delaware corporation.

     (d)  Title Of Class Of Securities:
          -----------------------------

          This statement relates to the Company's Common Stock, $.10 par value per share.

     (e)  CUSIP Number:
          -------------

          The CUSIP number for the Company's Common Stock is 883559106.

Item 3:   If This Statement Is Filed Pursuant To Rule 13d-1(b), Or 13d-2(b),
- -------
          Check Whether The Person Filing Is A:
                -------------------------------

          Not applicable; filed pursuant to Rule 13d-1(c).

Item 4:   Ownership
- -------   ---------

     (a)  Amount Beneficially Owned:
          --------------------------

          44,343,870 shares (including 300,150 shares issuable upon conversion by Thermo Electron Corporation of a 7% Subordinated Convertible Note due 1996 and 4,409,449 shares issuable upon conversion by Thermo Electron Corporation of a 3 3/4% Senior Convertible Note due 2000).

CUSIP No. 883559106                   13G                     Page 5 of 7 Pages
PAGE

     (b)  Percent of Class:
          -----------------

          85.0%

     (c)  Number Of Shares As To Which Such Person Has:
          ---------------------------------------------

          (i)       sole power to vote or to direct the vote:
                    44,343,870 shares (including 300,150 shares issuable upon conversion by Thermo Electron Corporation of a 7% Subordinated Convertible Note due 1996 and 4,409,449 shares issuable upon conversion by Thermo Electron Corporation of a 3 3/4% Senior Convertible Note due 2000).

          (ii)      shared power to vote or to direct the vote:
                    None

          (iii)     sole power to dispose or to direct the disposition of:
                    44,343,870 shares (including 300,150 shares issuable upon conversion by Thermo Electron Corporation of a 7% Subordinated Convertible Note due 1996 and 4,409,449 shares issuable upon conversion by Thermo Electron Corporation of a 3 3/4% Senior Convertible Note due 2000).

          (iv)      shared power to dispose or to direct the disposition of:
                    None

Item 5:   Ownership Of Five Percent Or Less Of A Class:
- -------   ---------------------------------------------

          Not applicable

Item 6:   Ownership Of More Than Five Percent On Behalf Of Another Person:
- -------   ----------------------------------------------------------------
er Person:

          None

Item 7:   Identification And Classification Of The Subsidiary Which Acquired The
- -------
          Security Being Reported On By The Parent Holding Company:
          ---------------------------------------------------------

          See attached Exhibit

Item 8:   Identification And Classification Of Members Of The Group:
- -------   ----------------------------------------------------------

          Not applicable

Item 9:   Notice Of Dissolution Of Group:
- -------   -------------------------------

          Not applicable

Item 10:  Certification:
- --------  --------------

          Not applicable


CUSIP No. 883559106                   13G                     Page 6 of 7 Pages
PAGE

     Signature:
     ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 1995
- --------------------------------
Date

THERMO ELECTRON CORPORATION



By /s/ Sandra L. Lambert
   -------------------------------
   Sandra L. Lambert, Secretary
PAGE

CUSIP No. 883559106                   13G                     Page 7 of 7 Pages


Exhibit to Item 7
- -----------------


     All of the shares of common stock of the Company reported in this statement are owned indirectly through The Thermo Electron Companies Inc., a Wisconsin